EXHIBIT 99.1

Colliers International Completes US$700 Million Revolving Credit Facility

New unsecured structure increases financial capacity and flexibility to fund future growth

TORONTO, Jan. 18, 2017 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) ("Colliers") announced today that it has expanded and extended its multi-currency revolving credit facility (the “Facility”) to reinforce its already strong financial position and increase its flexibility for future growth. Borrowing capacity has been expanded to US$700 million, from US$525 million, and the maturity date extended to January 2022 from June 2020. The new unsecured Facility reflects Colliers’ proven long-term growth strategy, increased scale, geographic and service line diversification, high level of insider ownership, and investment-grade balance sheet.

TD Securities acted as Lead Arranger for the financing. The Toronto-Dominion Bank acted as Administration Agent. HSBC Bank and Bank of Montreal acted as Syndication Agents while JP Morgan Chase Bank, The Bank of Nova Scotia and U.S. Bank acted as Documentation Agents. Additional bank participants include Royal Bank of Canada, Bank of America, Canadian Imperial Bank of Commerce, National Bank of Canada, and Wells Fargo Bank. Torys LLP acted as legal counsel to Colliers in connection with this financing.

“We are very pleased to have completed this important step in our ongoing efforts to ensure that Colliers has the necessary capacity and flexibility to fund our operations and growth across our global operations,” said Christian Mayer, Vice President Finance & Treasurer.

“The ongoing support and vote of confidence by our bank group is a critical component of our strategic growth plan,” said John B. Friedrichsen, Chief Financial Officer. “The expanded and newly unsecured 5 year, multi-currency Facility provides us with competitively priced and highly flexible debt capital that forms an important component of our overall capital structure, and a solid foundation to anchor our strong balance sheet and support our growth well into the future,” he concluded.

“With this important step completed early in the year, we look forward to continuing to pursue significant growth opportunities across our entire global platform, execute on our Enterprise 2020 strategic growth plan, while continuing to deliver significant returns to our shareholders in the years to come”, said Jay S. Hennick, Chairman & Chief Executive Officer.

About Colliers International Group Inc.

Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) is an industry leading global real estate services company with more than 16,000 skilled professionals operating in 66 countries. With an enterprising culture and significant employee ownership, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include strategic advice and execution for property sales, leasing and finance; global corporate solutions; property, facility and project management; workplace solutions; appraisal, valuation and tax consulting; customized research; and thought leadership consulting.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice that help clients accelerate their success. Colliers has been ranked among the top 100 outsourcing firms by the International Association of Outsourcing Professionals’ Global Outsourcing for 11 consecutive years, more than any other real estate services firm.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

Forward-Looking Statements

Certain information included in this news release is forward-looking, within the meaning of applicable securities laws. Much of this information can be identified by words such as “believe”, “expects”, “expected”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar expressions suggesting future outcomes or events. Colliers believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with: (i) general economic and business conditions, which will, among other things, impact demand for Colliers’ services and the cost of providing services; (ii) the ability of Colliers to implement its business strategy, including Colliers’ ability to identify and acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) such factors as are identified in the Annual Information Form of Colliers for the year ended December 31, 2015 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking statements in this news release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

COLLIERS CONTACT:

John B. Friedrichsen
Chief Financial Officer | Global
(416) 960-9500